Exhibit 99.4
Letter to Shareholders – Your Vote is Crucial
Dear Shareholders,
You have a decision to make at Aurinia’s 2019 Annual General Meeting of Shareholders being held on Wednesday, June 26, 2019 at 10:00 a.m. MT in Calgary, Alberta. Your vote will determine the direction of Aurinia’s future. The Company is moving in the right direction but a dissident shareholder is trying to impede this positive momentum. We ask you to support Aurinia’s plan and proposed director nominees after reading this letter and the accompanying Notice of Meeting and Management Information Circular.
Over the past year, Aurinia has achieved a number of goals and implemented positive actions including the advancement of voclosporin, maintaining a robust balance sheet, and undertaking board refreshment and improved governance initiatives.
Voclosporin, a potentially best-in-class calcineurin inhibitor (“CNI”)
Aurinia is focused on developing and commercializing therapies to treat targeted patient populations that are impacted by serious diseases with a high unmet medical need. The past two years were a critical time in Aurinia’s growth, driven primarily by the potential of voclosporin, a next-generation CNI, being investigated for the treatment of lupus nephritis (“LN”), focal segmental glomerulosclerosis (“FSGS”), and for the management of dry eye syndrome (“DES”).
Under the leadership of Dr. Richard Glickman, Aurinia's former Chairman and CEO, the Company rapidly matured from an early stage clinical company pursuing a single indication for voclosporin into a late stage clinical company advancing this novel compound for multiple indications and preparing for commercialization. In addition to diligently executing on clinical development, the Company succeeded in strengthening its intellectual property portfolio and began expanding across critical functional areas including medical affairs, regulatory affairs, and commercial. This growth being necessary to support the planned submission of a rolling New Drug Application to the U.S. FDA in 2020 for voclosporin, assuming positive AURORA Phase 3 results which are anticipated by the end of this year. We believe that a robust balance sheet is critical to achieving our goals, and we have made significant efforts in this area over the past few years. We believe our current cash position is sufficient to fund our existing LN program, our ongoing Phase 2a study in FSGS, commence further studies for DES, and fund supporting operations until approximately mid-2020.

Recent Highlights
●	AURORA Phase 3 trial in LN fully enrolled in September 2018 with results anticipated in late 2019.
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Reported results from a Phase 2a Dry Eye study with voclosporin ophthalmic solution ("VOS") that achieved statistically superior efficacy in secondary objective endpoints compared to cyclosporin ophthalmic emulsion 0.05% (Restasis®), the current DES market leader. VOS did not meet the primary endpoint as both drugs were well tolerated and demonstrated less than anticipated drop discomfort.

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Received a Notice of Allowance from the United States Patent and Trademark Office for claims which have the potential to cover voclosporin's method of use and dosing protocol for LN until December 2037.

●	Robust balance sheet of approximately $144.3 M USD as of March 31, 2019.
New CEO and Continued Good Governance
As previously announced last November 2018, Dr. Glickman retired as Chairman and CEO of Aurinia, effective April 29, 2019. The Board initiated a global search through its Governance and Nominating Committee in order to identify the right individual to lead Aurinia through its next phase of growth. After a diligent and extensive executive search and evaluation of several highly qualified individuals, the Board unanimously approved the appointment of Peter Greenleaf as Chief Executive Officer.
In conjunction with Dr. Glickman’s retirement as the Chairman and CEO, the Board took the opportunity to split the roles of CEO and Chairman, elevating independent director Dr. George M. Milne, Jr., PhD, to the position of Chairman of the Board.
We are very thankful for Dr. Glickman’s efforts over the past few years and are looking forward to the future as we build upon our successes. While we previously had a lead director in order to retain the independence of our Board, one of our key goals in insuring Aurinia follows good corporate governance practices was to separate the role of Chairman and Chief Executive Officer on a go forward basis, and we have successfully accomplished that goal.
An Experienced Approach
For Aurinia’s current stage of development, the Company has attracted and assembled a very accomplished and experienced Board of Directors. Aurinia’s Board includes a diverse group of members with a wealth of drug discovery, development, and commercialization experiences, from across a range of backgrounds including pharmaceutical, biotechnology, finance, corporate and legal.
While providing continuity (in that seven of the eight nominees are current directors, with two of those seven having been appointed as directors on April 29, 2019), we have also sought out new experiences and skill sets in our directors as the Company’s focus on moving towards commercialization grows. That’s why we are pleased to include Dr. Daniel Billen (appointed as a director April 29, 2019) and R. Hector MacKay-Dunn as nominee directors, each of whom will provide significant experience and fresh perspective to our board of directors. We are also proud to have a group of returning directors, including Dr. George Milne, Dr. David Jayne, Dr. Michael Hayden, Joseph Hagan and Dr. Joon Lee, (Managing Director with ILJIN SNT (“ILJIN”)). Peter Greenleaf, our newly appointed CEO, is also included as a nominee director. We believe that these proposed nominees provide the Company with a robust and qualified board of directors, who will be properly placed to help guide Aurinia towards future success. We would like to thank Dr. Benjamin Rovinski and L. Jeffry Randall, two of our current directors who are not running for re-election, for their years of service on the Board, and the strong stewardship they have provided to Aurinia.
Further, the management team at Aurinia is tenured and passionate about their work bringing a successful track record to the table in the area of immunosuppressant drug development and the commercialization of drugs in general. People are what make companies and drugs succeed, and Aurinia has been fortunate to have great individuals throughout the organization. We are very proud of the many achievements we have been able to make as an organization, particularly when operationally we have a very lean team.
Our key priority is ensuring we remain focused on our strategic objectives for voclosporin, its clinical development programs, pre-commercial and regulatory activities, in order to address the unmet medical needs of patients suffering from disease.
We believe management’s proposed nominees have a wealth of relevant experience and are well qualified, and the Board strongly recommends that shareholders vote in favour of management’s nominees for election to the Board.
The Dissident Nominees
On May 24, 2019, ILJIN, a holder of approximately 14.94% of the outstanding shares of Aurinia, provided us with notice of their intention to solicit proxies on behalf of a dissident group of four nominee directors handpicked by ILJIN. We have been in continuous discussions in respect of various matters with ILJIN over the past few years, and in particular in the past few months with respect to the proposed director nominees for Aurinia. The Board is always open to considering shareholder proposals that are in the best interests of Aurinia and all of its shareholders and the Board will give ILJIN’s nominees careful and due consideration. We intend on providing our views on the dissident nominees to shareholders of Aurinia in due course.
It is worth noting that the impact of electing ILJIN's slate of four nominees to Aurinia's eight person Board would be to grant ILJIN, one shareholder, effective control of Aurinia without paying Aurinia's shareholders a premium.
We have made numerous attempts to come to a mutually satisfactory resolution on matters with ILJIN, in particular in respect of ILJIN’s proposed group of nominees for election as directors. We believe it is unfortunate that they decided to abruptly cease those negotiations, and instead decided to pursue poorly planned aggressive action which will force Aurinia to unduly incur substantial cost and place an undue burden on the time of management that would be better spent executing Aurinia's strategic plan. This is particularly the case as we move towards completing our critical Phase 3 AURORA study of voclosporin in LN, with results expected in late 2019.
Your Vote Matters
ILJIN should not be allowed to take effective control of Aurinia without paying Aurinia's shareholders a premium by replacing half of the Board with its hand-picked nominees. You, as a shareholder, have the ability to stop this.
We encourage you to read the enclosed Notice of Meeting and Management Information Circular (also available on Aurinia’s SEDAR profile at www.sedar.com and on our website at https://www.auriniapharma.com/agm-materials) prior to casting your vote.
Your participation at the 2019 Annual General Meeting of Shareholders is important to us and we urge you to vote your shares by using only the YELLOW proxy FOR management’s nominees for directors of Aurinia and the other matters proposed by Aurinia.
Aurinia has a bright future and the right team behind it to continue the ongoing development programs with voclosporin and achieve upcoming planned milestones. Your support will allow this to happen.
Aurinia thanks you for your continued support and we look forward to sharing with you a year of success and growth.

Sincerely,

/s/ Peter Greenleaf	/s/ George Milne
Peter Greenleaf	George Milne, Ph.D.
Chief Executive Officer	Chairman of the Board

Vote the YELLOW proxy well in advance of the Proxy Voting Cut-Off of 10:00 A.M. (Mountain time) on June 24, 2019.

Voting Method	Registered Shareholders If your shares are held in your name and represented by a physical certificate or in a direct registration system.	Non-Registered Shareholders If your shares are held with a broker, bank or other intermediary.
Internet	Not available	www.proxyvote.com
Facsimile	North American toll free: 1-866-249-7775 Outside North America: 416-263-9524	Complete, date, and sign the YELLOW voting instruction form and fax it to the number listed therein.
Telephone	Not available	Call the toll-free number listed on your YELLOW voting instruction form and vote using the control number provided therein.
Mail	Complete, date and sign the YELLOW proxy and return in the enclosed postage paid envelope to: Computershare Investor Services Inc. 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.	Complete, date and sign the YELLOW voting instruction form and return it in the enclosed postage paid envelope.

QUESTIONS OR REQUESTS FOR ASSISTANCE WITH VOTING MAY BE DIRECTED TO AURINIA’S
PROXY SOLICITATION AGENT:

NORTH AMERICAN TOLL FREE
1-877-452-7184

COLLECT CALLS OUTSIDE NORTH AMERICA
1-416-304-0211

EMAIL
ASSISTANCE@LAURELHILL.COM